UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 000-51694

Perion Network Ltd.

(Translation of registrant's name into English)

2 Leonardo Da Vinci Street, 24th Floor

Tel Aviv, Israel 6473309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On November 2, 2026, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion to Announce Third Quarter Financial Results on Monday, November 16, 2026”. A copy of this press release is furnished as Exhibit 99.1 herewith.

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Registrant’s previously filed Registration Statements on Form S-8 (File Nos. 333-262260, 333-266928, 333-272972, 333-279055, 333-282649, 333-284011, 333-287426, and 333-295041).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: November 2, 2026